亞洲水泥股份有限公司
ASIA CEMENT CORPORATION



31ST FLOOR, TAIPEI METRO TOWER, 207, TUN HWA SOUTH ROAD, SEC. 2, TAIPEI, TAIWAN, R. O. C.
TELEX: 11309 JEEP CABLE: ASIACEMENT TAIPEI
FAX NO: (02) 3780576 TEL: (02) 7338000

RULE12G3-2(B)EXEMPTION NO82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094-STOP3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-571-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

INTERNATIONAL COMMERCIAL
BANK OF CHINA
台北市重慶南路一段二號三樓
TAIPEI, TAIWAN, R.O.C
FAX:2311-6009

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827



SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

DEC 15, 2001

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of November 2001.
2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of Nov 2001.

Yours faithfully,

Herman Wang

Herman M. Wang
Assistant Manager
Tel#: 886-2-27378952
Fax#: 886-2-27359797

dle 1/31

亞洲水泥股份有限公司簡便行文表

股票代號：1102

正本	財政部證券暨期貨管理委員會
副本單位	台灣證券交易所股份有限公司、中華民國證券商業同業公會、財團法人中華民國證券暨期貨市場發展基金會、亞泥財務處、會計處
主旨	為申報本公司九十年十二月份營運情形乙案，謹檢齊公告報紙及附件，敬請 核備。
剪貼公告報紙	（見下）
附件	一、上市發行公司開立統一發票營業額申報明細表乙份 二、上市發行公司營業收入金額申報明細表乙份
發文單位	亞洲水泥股份有限公司

剪貼公告報紙：

亞洲水泥股份有限公司公告

中華民國九十年十二月十日亞(九〇)會字第一六一五號

茲將本公司十一月份營業額、背書保證金額、資金貸與金額及衍生性商品交易金額公告如下：

一、本月開立發票總金額八〇九、〇八三仟元，營業收入九四七、一九一仟元。

二、本公司截至本月份止資金貸與餘額為〇仟元，各子公司截至本月份資金貸與餘額為〇仟元。

三、本公司截至本月份止背書保證餘額為九、一三一、四九一仟元，各子公司截至本月份止背書保證餘額為六、六一四、〇七仟元。

四、本公司截至本月份止衍生性金融商品未沖銷交易契約金額為〇仟元，各子公司截至本月份止衍生性金融商品未沖銷交易契約金額為〇仟元。

註一、本月份資金貸與、背書保證及從事衍生性商品交易詳細資料業已輸入股市觀測站資訊系統[illegible]網址：http://www.tse.com.tw



發文日期	發文字號	公告報紙名稱	公告日期	版次
中華民國九十年十二月十日	亞(九〇)會字第一六一五號	經濟日報	九十年 十二月 十日	十四



亞洲水泥股份有限公司公告

中華民國九十年十二月十日亞(九〇)會字第一六一五號

茲將本公司十一月份營業額、背書保證金額、資金貸與金額及衍生性商品交易金額公告如下：

一、本月開立發票總金額八〇九、〇八三仟元，營業收入九四七、一九一仟元。
二、本公司截至本月份止資金貸與餘額為　〇　仟元、各子公司截至本月份資金貸與餘額為　〇　仟元。
三、本公司截至本月份止背書保證餘額為九、一三一、四九一仟元，各子公司截至本月份止背書保證餘額為六、六一四、〇一七仟元。
四、本公司截至本月份止衍生性金融商品未沖銷交易契約金額為　〇　仟元，各子公司截至本月份止衍生性金融商品未沖銷交易契約金額為　〇　仟元。

註：本月份資金貸與、背書保證及從事衍生性商品交易詳細資料業已輸入股市觀測站資訊系統，網址http://www.tsc.com.tw

亞洲水泥股份有限公司

上市發行公司營業額申報明細表

單位:新臺幣元

90年 11 月

營利事業報稅單位名稱	負責人	營業地點	營利事業統一編號	稅籍編號	開立統一發票營業額	說明
亞泥台北總公司	徐旭東	台北市	03244509	271201865	289,623,753	
亞泥基隆營業所	賴森男	基隆市	00167704	011302808	7,354,120	
亞泥新竹營業所	何增光	新竹市	46215004	440700064	62,499,400	
亞泥桃園營業所	許灝明	桃園市	44641313	390301852	41,429,240	
亞泥台中營業所	邱垂華	台中市	51375705	480707325	108,157,000	
亞泥宜蘭營業所	陳正添	宜蘭市	40537252	360500005	4,831,970	
亞泥花蓮營業所	陳永宏	花蓮市	94654880	960512502	43,479,180	
亞泥台東營業所	陳昌椿	台東市	93655398	940206012	13,099,700	
亞泥高雄營業所	洪鴻禧	高雄市	06956749	810103129	33,935,560	
亞泥嘉義營業所	許金祥	嘉義市	78552112	660512063	42,131,700	
亞泥花蓮製造廠	張志鵬	花蓮縣	94655017	961315015	0	
亞泥新竹製造廠	黃清正	新竹縣	48300028	433110002	162,541,000	
合計					809,082,623	

填表說明

1、本表列為本會62.8.13證管會(62)調自第1020號函規定『簡便行文表』之附件，以十六開白報紙複製，請按月隨文填報。

2、上市發行公司公告及申報之營業額應與本表所列『本月份合計開立統一發票營業額』相符。

3、本表應依『使用統一發票自動報繳營利事業營業稅自動報繳印花稅總額繳款書』填報。

4、每月公告及申報之營業額應與上項繳款書內『開立統一發票營業額欄』所列之金額一致。

亞洲水泥股份有限公司

營業收入金額申報明細表

單位：千元

90年 11月

產品項目	營業收入毛額	銷貨折讓及退回	營業收入淨額	備註
水泥	720,451	3,569	716,882	
熟料	38,193		38,193	
爐石粉	44,734		44,734	
砂石	146,957	59	146,898	
其他	484			
合計	950,820	3,629	947,191	

亞洲水泥股份有限公司

各子公司對外背書保證總額度明細表

90年11月份

單位:千元

對象	亞泥直接持股比率	股東權益(最近一期經會計師查核)	背書保證總額度
亞洲工程(股)公司	96.63%	159,369	318,738
富民運輸(股)公司	99.47%	879,356	1,758,712
德勤投資(股)公司	99.86%	2,972,013	5,944,026
亞利預鑄(股)公司	83.77%	114,113	228,226
才興投資(股)公司	99.99%	63,270	126,540
亞東工業(股)公司	99.98%	274,194	548,388
亞泥新加坡(股)公司	99.96%	2,373,274	4,746,548
嘉惠電力(股)公司	66.52%	(64,606)	
亞洲投資(股)公司	50.00%	427,719	855,438
總計		7,198,702	14,526,616

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2001.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2001	2000	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	Nov.	809,083	732,097	76,986	10.52%
	Jan. TO Nov.	8,425,245	8,659,034	-233,789	-2.70%
NET SALES AMOUNT	Nov.	947,191	831,444	115,747	13.92%
	Jan. TO Nov.	9,006,917	10,034,118	-1,027,201	-10.24%
GUARANTEES OF NOTES	Nov.	9,131,491	8,258,939	872,552	10.56%
GUARANTEES OF NOTES(SUBSIDIARIES)	Nov.	6,614,017	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,393,349THOUSAND.

亞泥

背書保證與資金貸放餘額資訊查詢

本資料由 亞泥 **公司提供**

民國 90 年 11 月 **單位：新台幣仟元**

			本月	上月	最高限額
本公司	有	資金貸放餘額	0	0	16,719,576
各子公司	有	資金貸放餘額	0	0	3,599,351

			本月增減金額	至本月份累計餘額	最高額度
本公司	有	背書保證資訊	326,181	9,131,491	65,573,394
各子公司	有	背書保證資訊	0	0	14,526,616

本公司與子公司間	有	相互背書保證資訊
本公司對子公司背書保證累計餘額		6,614,017
子公司對本公司背書保證累計餘額		0

			本月增減金額	至本月份累計餘額
本公司對大陸地區	無	背書保證資訊	0	0
各子公司對大陸地區	無	背書保證資訊	0	0

各項產品業務營收統計[illegible]

本資料由 亞泥 公司提供

民國 90 年 11 月

項目	名稱	當月金額（元）
(1)	水泥	720,451,000
(2)	砂石	146,958,000
(3)	爐石粉	44,734,000
(4)	熟料	38,193,000
(5)	其他	484,000
(6)		
(7)		
(8)		
(9)		
(10)		
其他		
減	銷貨退回及折讓	3,629,000
合計	業務營收淨額	947,191,000

▶按各項產品業務營收佔公司總收入之大小順序排列，其餘歸為其他

TSEC

上市公司90年11月份(累計與當月)營業收入統計表

本資料由上市公司提供

出表日期：90/12/11

產業別：水泥　　　　單位：千元

		營業收入					累計營業收入		
公司代號	公司名稱	當月營收	上月營收	去年當月營收	上月比較增減(%)	去年同月增減(%)	當月累計營收	去年累計營收	前期比較增減(%)
1101	台泥	1,901,795	1,805,507	1,515,923	5.33	25.45	18,108,768	16,203,985	11.75
1102	亞泥	947,191	892,584	831,444	6.11	13.92	9,006,917	10,034,118	-10.23
1103	嘉泥	212,559	197,254	239,383	7.75	-11.20	2,060,387	2,592,858	-20.53
1104	環泥	251,652	211,408	258,390	19.03	-2.60	2,212,805	2,727,605	-18.87
1107	建台	64,240	91,595	328,058	-29.86	-80.41	1,991,646	4,724,962	-57.84
1108	幸福水泥	261,390	245,076	204,708	6.65	27.68	2,108,837	2,531,196	-16.68
1109	信大水泥	121,559	94,406	89,144	28.76	36.36	941,158	1,256,019	-25.06
1110	東泥	168,845	149,323	86,893	13.07	94.31	1,135,767	1,165,679	-2.56
合計		3,929,231	3,687,153	3,553,943	6.56	10.55	37,566,285	41,236,422	-8.90

產業別：食品　　　　單位：千元

		營業收入					累計營業收入		
公司代號	公司名稱	當月營收	上月營收	去年當月營收	上月比較增減(%)	去年同月增減(%)	當月累計營收	去年累計營收	前期比較增減(%)
1201	味全公司	711,491	818,857	757,210	-13.11	-6.03	8,504,783	9,008,566	-5.59
1203	味王公司	160,240	171,523	249,345	-6.57	-35.73	2,283,247	3,016,597	-24.31
1204	津津	48,922	57,775	69,082	-15.32	-29.18	697,353	821,551	-15.11
1207	嘉食化	693,040	703,117	836,255	-1.43	-17.12	8,061,802	9,026,768	-10.69
1210	大成長城	1,107,761	1,161,487	1,103,996	-4.62	0.34	12,238,026	11,193,696	9.32
1212	中日國際	497,468	498,866	458,419	-0.28	8.51	5,326,902	4,720,856	12.83

亞泥

[illegible]

本資料由 亞泥 **公司提供**

民國 90 年 11 月　**單位：新台幣仟元**

項目	開立發票總金額	營業收入淨額
本月	809,083	947,191
去年同期	732,097	831,444
增減金額	76,986	115,747
增減百分比	10.51	13.92
本年累計	8,425,245	9,006,917
去年累計	8,659,034	10,034,118
增減金額	-233,789	-1,027,201
增減百分比	-2.69	-10.23

▶ 各項增減百分比資訊，如數值超過99999.99或分母為零，無法計算，則用99999.99表示